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November 23, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628
Attention: Ms. Peggy Kim
Re:	WebMD Health Corp. Tender Offer Statement on Schedule TO-I Filed November 10, 2009 File No. 005-81047
Dear Ms. Kim:
On behalf of our client, WebMD Health Corp. (“WebMD” or the “Company”), we hereby acknowledge receipt of the comment letter dated November 18, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO-I”).
We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, the Offer to Purchase.
The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 1”) together with this response letter. To assist the Staff in reviewing Amendment No. 1, we are delivering via Federal Express three copies of Amendment No. 1.
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MUNICH NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Peggy Kim Page 2	November 23, 2009
Responses To Staff Comments
Schedule TO
General
1.	We note that you are offering to purchase 10% of the total number of shares outstanding, and that currently, your officers, directors and major shareholders collectively own 56%. Although we note that on page 22 you state that you believe your purchase will not result in the shares becoming eligible for deregistration under the Exchange Act, please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take WebMD private within the meaning of Exchange Act Rule 13e-3. Refer to Q&A No. 4 in SEC Release 34-17719 (April 13, 1981).

Response: The Company advises the Staff that the tender offer (the “Offer”) is not the first step in a series of transactions intended or reasonably likely to take WebMD private within the meaning of Exchange Act Rule 13e-3.

A Rule 13e-3 transaction is defined as any transaction or series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the following effects:
(i)	causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons; or

(ii)	causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
The Company does not believe there is a reasonable likelihood that the Offer would result in a Rule 13e-3 transaction involving WebMD. The number of record holders of the Company’s common stock, calculated in accordance with Rule 12g5-1 of the Exchange Act, was approximately 3,000 as of November 10, 2009. This number is well above the 300 person limitation in Rule 13e-3 and, while the Offer can be expected to result in a decrease the number of recordholders, the Company expects the number of recordholders to be significantly above 300 persons after the Offer. In addition, the Company believes

Ms. Peggy Kim Page 3	November 23, 2009
there are approximately 35,000 beneficial owners of its common stock; this number is well above the 400 person requirement for listing on Nasdaq and, while the Offer can be expected to decrease the number of beneficial owners, the Company expects the number of beneficial owners after the Offer to be significantly above 400 holders. In addition, because a significant number of Company shares sought to be purchased in the Offer are held by banks and brokers who hold positions for multiple beneficial owners, it is unlikely that the Offer would result in many of these record positions being terminated altogether as the termination of a record position would only occur if each beneficial owner’s full position underlying the relevant record position were purchased in the Offer.

Accordingly, the Offer is not intended or expected to cause either of the effects described in Rule 13e-3. Furthermore, the Offer is not a part of any series of transactions. As disclosed on page 4 of the Offer to Purchase filed as Exhibit 99(a)(1)(A) to the Schedule TO (the “Offer to Purchase”) under the heading “Purpose of the Tender Offer,” the Board of Directors of the Company determined to engage in the Offer in light of WebMD’s strong cash position and certain advantages the Offer would provide to both those stockholders who wish to participate in the Offer and those who do not. The Board of Directors was not at the time of such determination, and is not at present, entertaining any plans, proposals or negotiations relating to any other transaction that could produce either of the effects described above. The Company may however, from time to time after completion of the Offer (as it has in the past), engage in routine repurchase programs that would not be intended or expected to cause either of the effects described in Rule 13e-3.
Offer to Purchase
2.	We note that on pages 3, 11, and 12 you state that you will determine the final prorationing factor “as promptly as practicable” after the expiration date. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities “promptly” after the termination or expiration of the offer.

Response: The Company has revised the disclosure on pages 3, 8, 11 and 12 of the Offer to Purchase to indicate that the proration factor will be determined, and payment for any shares purchased pursuant to the Offer or the return of any securities tendered and not purchased in the Offer will be made, promptly after the expiration of the Offer as required by Rule 14e-1(c). The Company has sufficient cash and cash equivalents on hand to pay for any shares purchased pursuant to the Offer, and intends to pay for any shares purchased promptly after the expiration of the Offer.

Ms. Peggy Kim Page 4	November 23, 2009
Interest of Directors and Executive Officers.... page 16
3.	We note that directors and executive officers are entitled to participate in the offer. Please revise to state whether any securities are to be purchased from any officer, director or affiliate and describe the details of each transaction. Refer to Item 4 of Schedule TO and corresponding Item 1004(b) of Regulation M-A.

Response: The Company has revised the disclosure on pages 1 and 16 of the Offer to Purchase, relating to the intentions of its directors and executive officers with respect to the Offer, to provide the requested additional information.
* * * * *
The Company has directed me to acknowledge, on its behalf, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company acknowledges that the Staff may have additional comments after reviewing Amendment No. 1 and this letter. In light of the type and amount of additional information contained in Amendment No. 1, the Company does not propose to print or mail a supplement to the Offer to Purchase.

Ms. Peggy Kim Page 5	November 23, 2009
We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (212) 848-8008.

Very truly yours,
/s/ Robert M. Katz
Robert M. Katz

cc:	Douglas W. Wamsley, WebMD Health Corp. Lewis H. Leicher, WebMD Health Corp.